                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2000

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information] contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                                 PEACE ARCH LOGO

              PEACE ARCH ENTERTAINMENT REPORTS ITS ANNUAL RESULTS,
               INCLUDING A 35% INCREASE IN FOURTH QUARTER REVENUE

  RECORD REVENUE ANTICIPATED IN FISCAL 2001 AS PEACE ARCH DELIVERS ITS LARGEST
              SLATE OF TELEVISION PROGRAMMING IN COMPANY'S HISTORY

VANCOUVER, British Columbia (December 14, 2000) -- PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), which creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets, today announced results for the quarter and fiscal year ended August 31, 2000.

Revenue totaled $16.9 million in the fourth quarter of FY2000, which represented a 35% increase when compared with revenue of $12.6 million in the quarter ended August 31, 1999. Revenue has been growing steadily since the second quarter of FY2000, reflecting a trend that is expected to continue into the current fiscal year. During the fourth quarter of FY2000, the Company commenced delivery on two of its four television series.

The Company reported a net loss of ($124,000), or ($0.03) per diluted share, for the three months ended August 31, 2000, compared with net income of $446,000, or $0.13 per diluted share, in the fourth quarter of FY1999. During the fourth quarter of FY2000, the Company adjusted its estimates for the amortization of purchase goodwill and its investment in television programming, resulting in a reduction in pretax earnings of $1.5 million. The impact of these adjustments is reflected in fourth quarter operating results. Before the adjustment associated with goodwill and television program amortization, net income for the fourth quarter of FY2000 increased 69% when compared with the prior-year period.

After giving effect to the fourth quarter adjustments, the Company earned $0.8 million for the year ended August 31, 2000, or $0.21 per diluted share, on revenue of approximately $35.4 million. This compared with earnings of $1.9 million, or $0.60 per diluted share, and revenue of approximately $51.5 million in the prior year. Diluted earnings per share were calculated on 3,806,292 weighted average shares outstanding in the most recent fiscal year, compared with 3,473,357 weighted average shares in the previous year.

The Company reported a 32% increase in total assets during the fiscal year, due in large part to an increase in productions in progress which represent the cost of programs at various stages of their completion. The increase in total assets also reflects an increase investment in television programming resulting from the delivery of 22 episodes of FIRST WAVE, seven episodes of THE IMMORTAL, and several television documentaries.

During the year, the Company completed a $7.9 million subordinated debt issue and increased its revolving bank line with the Royal Bank of Canada to $25 million, of which $5.8 million had been utilized at year end (1999 - $6.9 million). The Company anticipates that it will utilize its bank line to fund a record production slate during the next few quarters.

"During the first three quarters of fiscal 2001 we will complete delivery of four television series, five movies and several documentaries", stated Juliet Jones, Chief Financial Officer of Peace Arch Entertainment Group Inc. "Our fiscal 2000 revenues do not reflect the level of programming that we commenced during the second half of the year. Not only did we lay the foundation for strong growth in the current fiscal year, but we added programming with significant library potential. THE IMMORTAL and BIG SOUND were produced under a treaty co-production agreement between Canada and the UK. This enabled the series to meet the broadcast requirements for national content in Canada and throughout the European Union, greatly improving the market potential of the shows. Our television series BIG SOUND, which was conceived, created and developed in-house, was financed primarily within Canada and benefited from several Canadian government incentive programs, thus enhancing the series' long-term profit potential."

Tim Gamble, President of Peace Arch, noted that "Fiscal 2000 was a year of tremendous programming accomplishments that set the groundwork for fiscal 2001 and beyond. We are currently producing four television series, including 22 episodes of our half-hour comedy series BIG SOUND, 22 episodes of our one-hour action adventure series THE IMMORTAL, 13 one-hour episodes of ANIMAL MIRACLES with Alan Thicke, and our third 22-episode series of FIRST WAVE. We will deliver a trilogy of television movies for PAX TV and Hallmark, based on Catherine Marshall's international bestseller CHRISTY. In addition, we will complete two feature length films - NOW AND FOREVER and THE IMPOSSIBLE ELEPHANT - which were filmed last summer and fall and are scheduled for release this spring. This level of activity bodes well for fiscal 2001, and we are building a library of quality, marketable programming that will have value for years to come."

Peace Arch Entertainment Group Inc. creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia, and its stock trades on the American Stock Exchange under the symbol "PAE"; and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

A conference call to discuss the Company's operating results is scheduled for 4:15 P.M. Eastern Standard Time on Thursday, December 14, 2000. The dial in number is (973) 694-6836. The audio of this call will be posted on Peace Arch's website (www.peacearch.net) approximately two hours after completion of the conference call.

The call will be hosted by PEACE ARCH ENTERTAINMENT GROUP INC.'S Chief Executive Officer, Cameron White, and its Chief Financial Officer, Juliet Jones.

(NOTE: THE FINANCIAL STATISTICS INCLUDED IN THIS RELEASE ARE REPRESENTED IN CANADIAN DOLLARS AND ARE REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA. ON AUGUST 31, 2000 THE BANK OF CANADA NOON SPOT RATE WAS US $0.66 FOR EACH $1.00 CANADIAN).

      THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS, USUALLY CONTAINING THE WORDS "BELIEVE", "ESTIMATE", "PROJECT", "EXPECT", OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

Additional information on Peace Arch Entertainment Group can be accessed on the Internet at
                                www.peacearch.net
                                -----------------

                   For additional information, please contact:

                       Juliet Jones, CFO at (604) 681-9308
                  Tina Baird, Media Relations at (604) 985-8991
                                       or
     R. J. Falkner & Company, Investor Relations Counsel at (800) 377-9893
                      or via e-mail at info@rjfalkner.com.

                        (FINANCIAL HIGHLIGHTS TO FOLLOW)

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                           CONSOLIDATED BALANCE SHEETS
                         AS AT AUGUST 31, 1999 AND 2000

(Reported in accordance with generally accepted accounting principles in Canada) (Expressed in thousands of Canadian dollars)

==================================================================================================================================
                                                                                                       1999                 2000
----------------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                                       $     4,455          $     4,459
Accounts receivable                                                                                  19,901               16,443
Productions in progress                                                                               3,446               15,637
Prepaid expenses and deposits                                                                           292                  882
Investment in television programming                                                                 10,227               15,550
Property and equipment                                                                                7,079                7,397
Deferred costs                                                                                          278                1,049
Goodwill and trademarks                                                                               3,185                2,913
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                $    48,863          $    64,330
==================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness                                                                               $     6,932          $     5,797
Accounts payable and accrued liabilities                                                              6,674               10,095
Deferred revenue                                                                                      3,980                8,338
Deferred gain                                                                                           514                  233
Deferred credit                                                                                           -                1,090
Future income tax                                                                                       797                  460
Debt                                                                                                  4,240               11,252
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     23,137               37,265
----------------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
  Share capital                                                                                      32,182               32,378
  Authorized:
      100,000,000 Class A Multiple Voting Shares
         Issued - 1,387,794 (1999 - 1,517,965)
      100,000,000 Class B Subordinate Voting Shares
         Issued - 2,434,949 (1999 - 2,267,978)
      25,000,000 Preference Shares, issuable in series
         Issued - nil
  Other paid-up capital                                                                                 136                  467
  Deficit
                                                                                                     (6,592)              (5,780)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     25,726               27,065
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                $    48,863          $    64,330
==================================================================================================================================

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
          FOR THE THREE MONTHS AND YEARS ENDED AUGUST 31, 1999 AND 2000

(Reported in accordance with generally accepted accounting principles in Canada) (Expressed in thousands of Canadian dollars except per share information)

----------------------------------------------------------------------------------------------------------------------------------
                                                                      3 MONTHS ENDED                          YEARS ENDED
                                                                  1999              2000                1999                2000
----------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                       $  12,566          $ 16,944           $  51,547          $   35,438

EXPENSES:
  Amortization of television programming                          8,908            13,927              40,296              26,311
  Other costs of production and sales                             1,072               926               2,905               2,157
  Depreciation and amortization                                     132               349                 484                 809
  Selling, general and administrative                             1,051             1,076               3,049               3,668
  Interest                                                          296               619               1,188                 935
----------------------------------------------------------------------------------------------------------------------------------
                                                                 11,459            16,897              47,922              33,880
----------------------------------------------------------------------------------------------------------------------------------

Earnings from operations before undernoted                        1,107                47               3,625               1,558

Gain on sale of assets                                              360                58                 360                 272
----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                      1,467               105               3,985               1,830
Income taxes                                                      1,021               229               2,132               1,018
----------------------------------------------------------------------------------------------------------------------------------

NET EARNINGS                                                  $     446              (124)          $   1,853          $      812

Deficit, beginning of period                                     (7,038)           (5,656)             (8,445)             (6,592)
----------------------------------------------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                                        $  (6,592)         $ (5,780)          $  (6,592)         $   (5,780)
==================================================================================================================================

BASIC NET EARNINGS PER COMMON SHARE                           $    0.14          $  (0.03)          $    0.60          $     0.21
==================================================================================================================================

FULLY DILUTED EARNINGS PER COMMON SHARE                       $    0.13          $  (0.03)          $    0.58          $     0.21
==================================================================================================================================

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE THREE MONTHS AND YEARS ENDED AUGUST 31, 1999 AND 2000


(Reported in accordance with generally accepted accounting principles in Canada) (Expressed in thousands of Canadian dollars)

=================================================================================================================================
                                                                       3 MONTHS ENDED                          YEARS ENDED
                                                                   1999              2000                 1999              2000
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
    Net earnings                                              $     446          $   (124)          $    1,853          $    812
    Items not involving cash:
       Depreciation and amortization                              8,769            14,326               40,119            27,120
       Interest on debt discount                                     96                48                   96                48
       Future income taxes                                        1,388              (137)               1,816               629
       Loss (Gain) on sale of assets                               (361)              513                 (361)              290
       Other                                                        (80)              (25)                   7                 -
    Changes in non-cash working capital                             509            (5,466)              (3,759)           (1,544)
---------------------------------------------------------------------------------------------------------------------------------
                                                                 10,767             9,135               39,771            27,355
---------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
    Investment in television programming                        (10,881)          (16,812)             (44,231)          (31,599)
    Increase in deferred costs                                      150              (690)                (243)             (998)
    Increase in goodwill and trademarks                             (12)               (7)                 (12)              (39)
    Property and equipment acquired                                 (24)             (183)                (270)             (589)
    Proceeds on sale of assets, net                                 626                 -                  626                 -
    Acquisition of assets                                             -              (477)                   -              (477)
---------------------------------------------------------------------------------------------------------------------------------
                                                                (10,141)          (18,169)             (44,130)          (33,702)
---------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Issue of common shares, net                                   4,177                 -                4,177               191
    Repayments to directors and shareholders                          -               350                 (386)              350
    Increase in bank indebtedness                                (1,139)            3,886                4,282            (1,135)
    Increase in debt                                                  -             7,646                1,200             7,817
    Repayment of debt                                              (873)             (664)              (2,335)             (872)
---------------------------------------------------------------------------------------------------------------------------------
                                                                  2,165            11,218                6,938             6,351
---------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                  2,791             2,184                2,579                 4
Cash and cash equivalents, beginning of period                    1,664             2,275                1,876             4,455
---------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                      $   4,455          $  4,459           $    4,455          $  4,459
=================================================================================================================================


Supplementary information:
    Interest paid (net of amounts capitalized)                $     250          $    506           $    1,142          $    787
    Income taxes paid                                                 5               (21)                  12               505
Non-cash transactions:
    Property sold through decrease in long-term debt
       and increase in accounts receivable                        2,467                 -                2,467                 -
Value assigned to common shares issued:
    For acquisition of Peace Arch Productions Inc.                  803                 -                  803                 -

For the convenience of the reader, the annual 2000 and 1999 operating results have been translated into US Dollars using the average exchange rate in effect for the periods. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars. In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.


                       PEACE ARCH ENTERTAINMENT GROUP INC.

                                   US DOLLARS

                  SELECTED FINANCIAL AND OPERATING INFORMATION
                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 2000

(Reported in accordance with generally accepted accounting principles in Canada) (Expressed in thousands of US Dollars except per share information)


STATEMENT OF OPERATIONS DATA:

                                                                                         YEARS ENDED
                                                                                   1999                2000
-------------------------------------------------------------------------------------------------------------
Revenue                                                                        $  34,185           $  24,081

Net earnings for the period                                                    $   1,259           $     552

EBITDA                                                                         $   3,513           $   2,244

Fully diluted earnings per common share                                        $    0.39           $    0.14

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Peace Arch Entertainment Group Inc.
                                             -----------------------------------
                                                        (Registrant)


Date       December 14, 2000            By   /S/ JULIET JONES
           -----------------                 -----------------------------------
                                                        (Signature)*
                                             Juliet Jones, CFO


------------------------------
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.